MANAGEMENT DISCUSSION ANALYSIS

FOR THE SIX MONTHS ENDED

OCTOBER 31, 2022

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2022

BASIS OF DISCUSSION & ANALYSIS

This Management Discussion and Analysis ("MD&A") of the financial position and results of Vizsla Silver Corp. (the "Company" or "Vizsla") should be read in conjunction with the Company's unaudited condensed financial statements for the six months ended October 31, 2022. The MD&A was prepared to conform to National Instrument 51-102F1 and was approved by the Board of Directors prior to its release. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Forward-Looking Statement disclaimer included with this MD&A.

The condensed interim consolidated financial statements and MD&A are presented in Canadian dollars, unless otherwise indicated, and have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The statements and any summary of results presented in the MD&A were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Please consult the audited consolidated financial statements for the years ended April 30, 2022, and 2021, and the condensed interim consolidated financial statements for the six months ended October 31, 2022, for more complete financial information.

All of the Company's public disclosure filings, including its most recent management information circular, annual information form ("AIF"), material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties. Information on risks associated with investing in the Company's securities is contained in the most recently filed AIF.

DATE

This MD&A has been prepared based on information available to the Company as of December 12, 2022.

OVERALL PERFORMANCE

NATURE OF BUSINESS

Vizsla Silver Corp. was incorporated as Vizsla Capital Corp. under the Business Corporations Act (British Columbia) on September 26, 2017. On March 8, 2018, the Company changed its name to Vizsla Resources Corp. The shares of the Company are trading on the TSX Venture Exchange under the symbol "VZLA". On February 8, 2021, the Company changed its name to Vizsla Silver Corp. The Company's principal business activity is the exploration of mineral properties. The Company currently conducts its operations in Mexico and Canada.  It is trading on the TSX Venture Exchange ("TSXV") under the symbol VZLA.

On January 21, 2022, Vizsla Silver Corp was listed on the NYSE American exchange and commenced trading under the symbol "VZLA".

The head office and principal address of the Company is located at #700 -1090 West Georgia Street, Vancouver, B.C. V6E 3V7.

The Company has no substantial revenue and supports its operations through the sale of equity or assets such as mineral properties. The value of any mineral property is dependent upon the existence or potential existence of economically recoverable mineral reserves. See section related to "Risk Factors" in this statement.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2022

OVERALL PERFORMANCE (continued)

FINANCING

The Company did not issue any new shares, and no options or warrants were exercised during the six months ended October 31, 2022.

USE OF PROCEEDS

Net proceeds of the last financing completed in September 2021 are being used to advance the Company's flagship project Panuco-Copala project in Mexico.

The Company will continue to evaluate and acquire future growth opportunities including strengthening the land holding in the district.

The Company also will continue the current +120,000 metres resource/discovery-based drill program.  The maiden resource estimate on the Napoleon and Tajitos veins were released in March 2022 and the technical report was filed on April 2022.

EXERCISE OF STOCK OPTIONS AND WARRANTS

During the six months ended October 31, 2022, 16,309,094 warrants and 271,250 options were cancelled.  The Company has granted 590,000 stock options ("Options") at an exercise price of $1.74 to officers, employees and consultants.

ROYALTY

On January 10, 2022, the Company created a 100% owned subsidiary, Canam Royalties Mexico, S.A. de C.V. ("Canam Royalties") through Vizsla Royalty Corp., which is 100% owned by the Company. On February 23, 2022, Vizsla transferred 2% NSR on certain concessions and 0.5% NSR on certain concessions to Canam Royalties.

RESULTS OF OPERATION

PANUCO-COPALA PROJECT - MEXICO

MAIDEN RESOURCE ESTIMATE

On March 1, 2022, the Company announced the results of the Panuco project maiden resource estimate. The company in conjunction with an independent qualified person (QP) completed a geostatistical block model estimate. Details of the methods used, and other project information are available for review in a NI43-101 compliant report available on SEDAR dated April 7, 2022.

Panuco Project Resource Summary - March 01, 2022 (150 g/t AgEq cut-off)

Classification	Tonnes	Average Grade					Contained Metal
		Ag	Au	Pb	Zn	AgEq	Ag	Au	Pb	Zn	AgEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)
Indicated	5.0	191	2.08	0.26	0.50	383	30,501	331.1	13.0	24.6	61,137
Inferred	4.1	187	1.79	0.13	0.30	345	24,704	235.8	5.3	12.4	45,555

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2022

RESULTS OF OPERATION (continued)

PANUCO-COPALA PROJECT - MEXICO (continued)

MAIDEN RESOURCE ESTIMATE (continued)

Panuco Project Indicated & Inferred Resource Summary by Vein (150 g/t AgEq cut-off)

Classification	Tonnes	Average Grade					Contained Metal
		Ag	Au	Pb	Zn	AgEq	Ag	Au	Pb	Zn	AgEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)
Indicated:
Napoleon	2.5	144	2.41	0.39	0.68	373	11,612	194.4	9.7	17.2	30,126
*Includes Gallinero	0.6	278	4.19	0.40	0.63	648	5,708	86.0	2.6	4.0	13,307
Josephine	0.2	194	2.16	0.29	0.71	402	1,440	16.0	0.7	1.6	2,983
Napoleon HW	0.4	131	1.17	0.19	0.49	249	1,585	14.2	0.7	1.8	3,007
NP Area Total	3.1	146	2.24	0.36	0.66	360	14,637	224.6	11.1	20.6	36,116
Tajitos	1.1	289	1.77	0.12	0.23	443	9,766	59.8	1.3	2.5	14,963
Copala	0.4	285	2.16	0.04	0.08	461	3,936	29.9	0.2	0.3	6,379
Tajitos HW3	0.2	251	1.65	0.09	0.23	395	1,770	11.6	0.2	0.5	2,777
TJ Area Total	1.7	283	1.85	0.09	0.19	441	15,472	101.3	1.6	3.3	24,120
Rosarito	0.1	75	1.13	0.19	0.54	191	281	4.3	0.2	0.6	719
San Antonio	0.0	128	1.01	0.01	0.02	210	111	0.9	0.0	0.0	183
Total Indicated	5.0	191	2.08	0.26	0.50	383	30,501	331.1	13.0	24.6	61,137
Inferred:
Napoleon	0.9	91	2.29	0.23	0.50	300	2,750	69.3	2.2	4.7	9,066
Josephine	0.2	235	2.34	0.30	0.71	457	1,803	17.9	0.7	1.7	3,501
Napoleon HW	0.6	110	1.21	0.17	0.45	228	1,990	21.7	0.9	2.5	4,120
NP Area Total	1.7	117	1.95	0.22	0.51	298	6,543	108.9	3.9	8.9	16,687
Tajitos	0.6	234	1.40	0.12	0.25	359	4,409	26.4	0.7	1.5	6,761
Copala	1.4	259	1.89	0.03	0.07	414	11,651	84.8	0.4	1.0	18,593
Tajitos HW3	0.3	208	1.39	0.07	0.21	329	1,764	11.8	0.2	0.6	2,788
TJ Area Total	2.2	247	1.70	0.06	0.14	390	17,824	122.9	1.3	3.0	28,142
Rosarito	0.1	78	1.06	0.18	0.52	188	230	3.1	0.2	0.5	553
San Antonio	0.0	115	0.87	0.01	0.03	186	107	0.8	0.0	0.0	173
Total Inferred	4.1	187	1.79	0.13	0.30	345	24,704	235.8	5.3	12.4	45,555

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2022

RESULTS OF OPERATION (continued)

PANUCO-COPALA PROJECT - MEXICO (continued)

MAIDEN RESOURCE ESTIMATE (continued)

Panuco Project Indicated & Inferred Resource Sensitivity Table

Classification COG AgEq	Tonnes	Average Grade					Contained Metal
		Ag	Au	Pb	Zn	AgEq	Ag	Au	Pb	Zn	AgEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)
Indicated:
>=300 ppm	2.2	305	3.28	0.27	0.49	594	22,068	237.2	6.1	11.0	42,927
>=250 ppm	2.8	273	2.94	0.27	0.49	535	24,232	260.4	7.5	13.6	47,394
>=200 ppm	3.7	232	2.50	0.27	0.49	458	27,253	294.2	9.8	18.0	53,848
>=150 ppm	5.0	191	2.08	0.26	0.50	383	30,501	331.1	13.0	24.6	61,137
>100 ppm	6.9	153	1.65	0.24	0.49	310	33,938	365.8	16.8	33.5	68,785
Inferred:
>=300 ppm	1.7	296	2.78	0.13	0.30	533	16,464	154.6	2.3	5.2	29,661
>=250 ppm	2.1	272	2.54	0.13	0.30	490	18,142	169.1	2.7	6.2	32,661
>=200 ppm	3.0	226	2.13	0.13	0.29	411	21,473	202.2	3.8	8.7	39,036
>=150 ppm	4.1	187	1.79	0.13	0.30	345	24,704	235.8	5.3	12.4	45,555
>100 ppm	5.8	150	1.43	0.13	0.31	280	28,076	268.1	7.8	18.0	52,415

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2022

RESULTS OF OPERATION (continued)

PANUCO-COPALA PROJECT - MEXICO (continued)

MAIDEN RESOURCE ESTIMATE (continued)

Metallurgical Studies

The Company had preliminary metallurgical test work completed for the Napoleon ore body. A consulting company with experts in the field performed the studies using a third-party laboratory. Results were announced in a press release February 17, 2022, and are presented in the table below. A second set of metallurgical tests is planned for the Tajitos ore body within the next 6 months.

Process Option	Stage	Mass Recovery (%)	Global Recovery (%)				Product Grade (% or g/t)
			Ag	Au	Pb	Zn	Ag	Au	Pb	Zn

Whole Ore Leach	Direct Cyanidation Leach	100	87	93	-	-	-	-	-	-

Bulk Sulfide Flotation*	Rougher Conc.	17.0	93	90	94	94	666	16	6.8	5.8
	1 Stage Cleaner Conc	7.1	89	88	87	90	1,524	36	15.1	13.2
	2 Stage Cleaner Conc	5.6	87	86	82	87	1888	45	18.1	16.2

Sequential Flotation*	Lead Rougher Conc	6.0	79	80	93	24	1,804	40	18.3	4.4
	Zinc Rougher Conc	6.2	9	8	3	72	194	4	0.5	12.8

	Lead Rougher Conc	6.0	79	80	93	24	1,804	40	18.3	4.4
	1 Stage Cleaner Conc	2.1	71	76	87	12	4,656	110	49.1	6.3
	2 Stage Cleaner Conc	1.7	68	74	83	9	5,550	134	58.4	5.7

	Zinc Rougher Conc	6.2	9	8	3	72	194	4	0.5	12.8
	1 Stage Cleaner Conc	1.7	8	7	2	71	628	13	1.4	47.2
	2 Stage Cleaner Conc	1.4	7	7	1	71	692	15	1.2	56.2

Gravity Concentration	Knelson Concentrate	3.6	29	40	28	12	1,087	31	8.9	3.5
	Tabled Knelson Conc	0.6	12	26	13	2	2,670	122	24.8	2.9

Summary of results from optimized test work. *Open circuit tests

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2022

RESULTS OF OPERATION (continued)

PANUCO-COPALA PROJECT - MEXICO (continued)

EXERCISE OF OPTION AGREEMENTS

On July 21, 2021, the Company announced that it has signed a binding amending agreement (the "Panuco Amending Agreement") with Panuco and has executed a binding option exercise notice ("Copala Exercise Notice") with Copala, which together will constitute the acceleration and exercise of the Company's option to acquire 100% of the Panuco-Copala silver gold district ("Panuco District" or the "Project").

Under the Amending Agreement, Vizsla and Panuco have agreed to amend the terms of the original Panuco option agreement in order to accelerate the Company's exercise of its option on the Panuco property (the "Panuco Property"). Upon closing of the transactions contemplated by the Panuco Amending Agreement, Vizsla will acquire a 100% ownership interest in the Panuco Property (comprising 43 mining concessions with a combined surface area of 3,839 Ha) and the "El Coco" mill (the "Mill") in consideration for:

  A cash payment of US$4,250,000 payable to Panuco upon signing of the Amending Agreement (paid);
  The issuance to Panuco of 6,245,902 common shares of Vizsla priced at C$2.44 per share (for a total value of US$12,000,000) upon the completion of the transfer of the Panuco Property on or before August 10, 2021 (issued); and
  A cash payment of US$6,100,000:  US$250,000 was paid on August 19, 2021; US$850,000 was paid on February 1, 2022, for the mineral claims around the Coco mill.  On May 6th, 2022, following the refurbishment and transfer of ownership of the mill, US$5,000,000  was paid.

The mineral concessions comprising the Panuco Property include the Napoleon vein corridor, which has seen the majority of Vizsla's exploration and are unencumbered by royalties.

Under the Copala Exercise Notice, Vizsla and Copala have agreed to amend the terms of the original Copala option agreement in order to accelerate the Company's exercise of its option on the Copala property (the "Copala Property"). A definitive agreement was signed on July 20, 2021 (the "Copala Amending Agreement" and, together with the Panuco Amending Agreement, the "Amending Agreements").

Upon closing of the transactions contemplated by the Copala Amending Agreement, Vizsla will acquire a 100% ownership interest in the Copala Property (comprising 64 mining concessions with a combined surface area of 5,547 Ha) in consideration for:

  A cash payment of US$9,500,000 payable to Copala upon the completion of the transfer of the Copala Property on or before August 3, 2021 (paid); and
  The issuance to Copala of 4,944,672 common shares of Vizsla priced at C$2.44 per share upon the completion of the transfer of the Copala Property (issued)

During the six months period ended October 31, 2022, the Company continues its exploration program at Panuco-Copala flagship project with an aggressive drill program. The exploration program has comprised prospecting and detailed mapping and systematic sampling of surface which led to diamond drilling.  Drilling has been carried out at forty targets thus far with 203,000 metres of drilling carried out to date.

LOCATION AND CONCESSIONS (continued)

The Panuco Silver Project is located in the Panuco - Copala mining district in the municipality of Concordia in southern Sinaloa state along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. The Panuco project area is accessed from Mazatlán via Federal Highway 15 to Villa Union and then on Highway 40 for a total of 56 kilometres. The project is centered at 23º19' North latitude and 105º54' West longitude.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2022

RESULTS OF OPERATION (continued)

PANUCO-COPALA PROJECT - MEXICO (continued)

LOCATION AND CONCESSIONS (continued)

The project comprises 105 approved mining concessions in nineteen blocks and covering a total area of 5,433 hectares. One application for a mineral concession submitted by Rio Panuco covering 688 hectares and another application by Vizsla Silver for a concession covering 633 hectares are being processed by the government bodies responsible. The mineral concessions are held 100% by Vizsla Silver Corp. The company also hold 4,103 hectares on four concessions located west of the Panuco Project.

GEOLOGY

The Panuco project is located along the western margin of the Sierra Madre Occidental ("SMO"), a high plateau and physiographic province that extends from the U.S.A. - Mexico border to the east-trending Trans Mexican Volcanic Belt. The SMO is an igneous province recording continental magmatic activity from the Late Cretaceous to the Miocene that has been separated into two episodes: the Lower Volcanic Complex (LVC) and the Upper Volcanic Series (UVS).

The stratigraphic column in the Project consists predominantly of intrusive, volcanic and volcaniclastic rocks of intermediate to felsic composition of the LVC that have been intruded by younger domes and dikes of rhyolite and basalt compositions of the UVS. An approximately 9 by 3-km pluton of diorite to quartz diorite composition and lavas and tuffs of andesite composition are the main host lithologies of the epithermal veins in the district. The rhyolites and dacites on top of the andesite (upper part of the LVS) host vein mineralization in minor proportion. Field work and interpretations conducted in the Project, suggest that the andesites of the LVC units are correlative with the Tarahumara formation of Sonora, and the ~77 to 69 Ma Socavon, Buelna and Portal members described in San Dimas. The rocks of the LVC in San Dimas are intruded by the Piaxtla batholith, dated at 49 to 44 Ma, whereas the age of epithermal mineralization has been constrained there between 41 and 37.8 (Enriquez et al, 2018 and Montoya et al, 2019). The diorite to quartz diorite pluton in Panuco has not been dated, but it is interpreted to be older than the Piaxtla intrusive, and correlative with the 64 Ma San Ignacio batholith dated by Montoya et al, (2019) in a locality west of San Dimas. Mineralization has not been dated in Panuco either, but it is possible that one or more epithermal pulses may be of late Eocene to early Oligocene age; this based on the observation that rhyolite dikes of possible Oligocene age (intruding the LVS units) are cross cut by veins in southern Napoleon area. The rhyolite-dacite dome in the Animas zone, adjacent to the El Muerto mine shows strong silicification and quartz veining as well.

Additionally, the Jurassic - Early Cretacoeus basement (Tahue terrane), comprised of metasediments (phyllites and sandstones) have been recognized through tectonic/erosional "windows" into the LVS and in some drill-holes. The basement rocks are unconformably overlain by the LVC andesites and felsic rocks of the Tarahumara Formation, that are subsequently intruded by the diorite-granodiorite and granite plutons centered in Panuco project. Locally, the diorite intrusion has been observed to contain clasts of the andesite in contact-breccias. Another intrusive phase of granodiorite to quartz-monzonite that may be coeval with the main diorite pluton, has been mapped in the footwall of the Animas-Refugio structure (Henry, 2003). The granite intrusion has a reported K/Ar age of 57 Ma (McDowell and Kayzer 1977), it outcrops around the Panuco town and clasts of it have been also observed in the diorite. Granodiorite porphyry in Malpica located 30 km southeast of the Project area was dated at 54.2 Ma by K/Ar (Henry, 1975). Following deposition of the Tarahumara andesites, a quiescence period in volcanism, concomitant with uplift and erosion, favored formation of lakes and deposition of water-lain hyaloclastites and volcaniclastics composed of alternating rhyolite and andesite tuffs of Eocene age. These volcaniclastic unit is believed to be correlative with the Productive andesite member in San Dimas. The unit is hundreds of metres thick and has been intruded also by felsic stocks, plugs and dikes of the UVS.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2022

RESULTS OF OPERATION (continued)

PANUCO-COPALA PROJECT - MEXICO (continued)

MINERALIZATION

Mineralization on the property comprises a number of epithermal quartz veins. To date approximately 86 kilometres of these veins have been traced by Vizsla and previous workers. Individual vein corridors are up to 3.7 kilometres long and range from decimeters to greater than 10 metres in width. Veins have narrow envelopes of silicification, local argillic alteration and are commonly marked by clay gouge. More distal alteration comprises propylitic alteration as chlorite.

The best mineralization along this fault corridor comprises hydrothermal quartz breccia with grey silica in the matrix and white or grey quartz clasts. The grey colour is due to the presence of very fine-grained disseminated sulphides, presumed to be mainly argentite or acanthite. A number of hydrothermal breccias have been discriminated to date by Vizsla and breccias with grey quartz occurring more commonly at lower levels of the fault structures and more barren white quartz-rich breccias occur in the upper part of the mineralized zone. Locally, mineralized zones are cut by narrow, banded quartz veins with thin dark bands of argentite / acanthite and pyrite. In the higher-grade zones fine-grained pyrite is disseminated in the quartz with rare fine-grained sphalerite and / or galena. Bladed quartz pseudomorphs after calcite have been noted at a number of locations within the fault zone and are indicative of boiling conditions. All the mineralized zones have been cut by later quartz veinlets with a mix of white quartz and purple amethyst. The amethyst is thought to be related to mixing of near surface waters as the hydrothermal system is collapsing, as has been noted at the nearby San Dimas district (Montoya-Lopera et al, 2019).

The main structural corridors are Animas-Refugio, Cordon del Oro, Cinco Señores, Napoleon and La Colorada. Each structural corridor contains multiple identified prospects.

EXPLORATION UPDATE

Vizsla uses a multiple phase method of exploration. The initial activity consists of prospecting, surface mapping and sampling to identify areas of interest. The next phase is detailed mapping and systematic sampling. Mapping and sampling of mine workings are also performed to define potential areas for future work. A total of 3,964 surface samples and 800 underground channel samples have been collected and sent for laboratory analysis by Vizsla staff since work by the company began. The prospects are then catalogued and prioritized for drilling.

Since November 2019, over 40 prospects have been tested with 230,803 m drilled in 701 holes completed on HQ and NQ diameter. A total of 37,883 core samples plus 6,830 QA/QC controls were have been analyzed to date.

PLANS FROM June 2022 TO APRIL 2023

The Company plan to continue drilling with the 9 rigs currently on site. During this period management will make decisions based on the drill results, corporate strategies and market conditions on drilling. Surface mapping, sampling and target generation will continue at the current levels.

Additionally, several studies are underway or planned to begin during this period. These studies include metallurgical, geotechnical, hydrogeological, and mine trade off studies. The company has contracted a consultant to manage the data collection for an environmental baseline study.  Plans further entail a Mineral Resource update in the first half of 2023.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2022

TECHNICAL DISCLOSURE

All technical disclosure covering the Company's mineral properties was prepared under the supervision of Martin Dupuis, P. Geo, Chief Operating Officer for the Company and a "Qualified Person" within the meaning of NI 43-101.

FINANCIAL RESULTS

For the six months ended October 31, 2022 ("2022"), Vizsla incurred comprehensive loss of $5,455,085 compared to $12,635,668 for the six months ended October 31, 2021 ("2021"). Stock based compensation and amortization are non-cash items. Excluding the non-cash items, the loss for 2022 is $3,210,183 compared to $5,311,827 for 2021, a decrease of $2,101,644. The main reason for the increase is the transaction cost of the spinoff of $1,122,356 and foreign exchange gains due to favourable exchange rates prevailed during the period.

The Company continued to build the managements and administration teams and support staffs to sustain the growth. Due to the listing on the NYSE, the Company incurred higher insurance costs which lead to an increase of $345,753.  The Company has been selective in the marketing inactivates and investor relations engagement activities. This resulted in a decrease of $294,454 compared to 2021 in marketing expenses. Consulting fees increased by $154,419 due to increase in the need the of professional services during 2022 compared to 2021.

Professional fees decrease by $122,815 and transfer agent fees decrease by $18,821 in 2022 because there is no special transaction such as the Arrangement which leads to the spin-out of Vizsla Copper.

The table below shows the major variances:

	Six Months	Six Months
	October 31, 2022	October 31, 2021	Variance
	$	$	$

General and administrative expenses
Amortization	113,229	27,424	85,805
Consulting fees	509,166	354,747	154,419
Directors fees	162,500	180,000	(17,500)
Exploration investigation	-	(6,687)	6,687
Foreign exchange loss/(gain)	(768,481)	(140,795)	(627,686)
Insurance	358,608	12,855	345,753
Management fees	175,000	175,000	-
Marketing	1,521,772	1,816,226	(294,454)
Office and miscellaneous	652,016	773,091	(121,075)
Professional fees	324,604	201,789	122,815
Transaction costs	-	1,122,356	(1,122,356)
Transfer agent and filing	148,108	166,929	(18,821)
Travel and promotion	215,517	182,754	32,763

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2022

SUMMARY OF QUARTERLY RESULTS

Selected quarterly information for each of the eight most recently completed financial periods is set out below. All results were compiled using IFRS.

	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	October 31,	July 31,	April 30,	January 31,	October 31,	July 31,	April 30,
	2022	2022	2022	2022	2021	2021	2021

Revenues and interest income	$62,167	$35,183	$25,851	$22,752	$40,182	$51,079	$38,790

Net loss	$2,096,124	$3,350,238	$(2,770,425)	$5,919,057	$6,956,005	$5,165,919	$1,985,381

Loss per common share	$(0.01)	$(0.02)	$(0.04)	$(0.04)	$(0.05)	$(0.05)	$(0.02)

The variance over the eight quarters is due to increase in exploration activities in Panuco Copala, expansion of the office operation and the fair value of the stock base compensation.  The net income in the fourth quarter of fiscal 2022 is due to the gain on spin-out of Vizsla Copper.  The higher net loss in the first six quarters of fiscal 2022 is mainly due to share-based compensation.

LIQUIDITY

The Company's cash and cash equivalents at October 31, 2022, were $2,356,149 compared to $30,482,269 at April 30, 2022. The Company had working capital of $12,525,063 at October 31, 2022, compared to working capital of $36,690,499 at April 30, 2022. The decrease in working capital is primarily due to the extensive efforts to expand the Panuco-Copala projects during the period ended October 31, 2022.

During the six months period ended October 31, 2022, $7.2 million was used in operating activities compared to $12.8 million during the comparative period. $21 million was used in investing activities during 2022 compared to $27.5 million in 2021. The increase in the comparative period is due to the completion of the acquisition of the Panuco-Copala project.  There was no financing activity during 2022 compared to $70.6 million generated from financings in 2021. Subsequent to the quarter ended October 31, 2022, the Company completed a bought deal financing for gross proceeds of $34.5 million.

The Company's financial instruments are cashable at any time without restriction.

The Company has no long-term debt or commitments.

As the Company has no revenues, its ability to fund operations is dependent upon its ability to secure financing through the sale of equity or assets. The value of any mineral property is dependent upon the existence of economically recoverable mineral reserves, or the possibility of discovering such reserves, or proceeds from the disposition of such properties. See Section "Risk Factors", below.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2022

CAPITAL RESOURCES

The Company had 154,875,802 issued and outstanding common shares as of October 31, 2022 (April 30, 2022 - 154,875,802).

The Proceeds from bought deal and private placement (described under overall performance) will be used for advancement of Panuco Copala project, exploration, and general working capital purposes.

During the period ended October 31, 2022, 590,000 options were issued, and 271,250 options were cancelled.  No warrants were issued and 16,309,094 warrants were cancelled.

During the year ended April 30, 2022, the Company issued 16,222,400 warrants with a weighted average exercise price of $3.06 in relation to the two financings that were completed. During the year ended April 30, 2022, 6,555,459 warrants were exercised for proceeds of $3,342,526.

During the year ended April 30, 2022, the Company issued 6,974,000 options with a weighted average exercise price of $2.25. During the year ended April 30, 2022, 1,271,028 options were exercised for proceeds of $545,930.

The fair value of the options granted was calculated using the Black-Scholes option pricing model with a risk-free interest rate of 2.72%-2.89%, expected volatility of 100%-104% and zero expected dividend yield for a five-year term. The Company recorded total fair value of $2,131,673 as share-based compensation for the six months ended October 31, 2022.

OFF-BALANCE SHEET ARRANGEMENTS

As a policy, the Company does not enter into off-balance sheet arrangements with special-purpose entities in the normal course of business, nor does it have any unconsolidated affiliates.

TRANSACTIONS WITH RELATED PARTIES

During the six months ended October 31, 2022, and 2021, the Company has the following related party transactions:

(a) The Company has incurred $611,748 (2021: $622,402) in salary and consulting fees to the Company's officers and companies owned by the Company's officers as compensation. The breakdown is as follows:

(b) The Company has incurred $162,500 (2021: $180,000) in director fees to the Company's directors.

(c) The Company has paid $300,000 (2021: $300,000) to a company with common directors and officers for rent expenses and administration expenses.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2022

TRANSACTIONS WITH RELATED PARTIES

(d) For the six months ended October 31, 2022, the Company has granted 375,000 (six months ended October 31, 2021: 5,199,500) stock options to officers and directors of the Company

(e) As of October 31, 2022, $Nil (April 30, 2022: $50,000) was receivable from a company with common directors and officers of the Company and $97,800 (April 30, 2022: $21,875) was payable to an officer of the Company.

PROPOSED TRANSACTIONS

There are no proposed transactions as of the date of this MD&A.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make certain estimates that affect the amounts reported in the consolidated financial statements. The accounting estimates considered to be significant include the recognition of deferred income tax assets and share-based compensation.

Share-based compensation

Calculating share-based compensation requires estimates of expected volatility in the share price, risk-free interest rates, number of options expected to vest, and a determination that standard option pricing models such as Black-Scholes fairly represent the actual compensation associated with options. Share price volatility is calculated using the Company's own trading history. The risk-free interest rate is obtained from the Bank of Canada zero coupon bond yield for the expected life of the options. The Company believes that the Black-Scholes option pricing model is appropriate for determining the compensation cost associated with the grant of options.

Impairment of exploration and evaluation assets (E&E assets)

Judgment is involved in assessing whether there is any indication that an asset may be impaired. This assessment is made based on the analysis of, amongst other factors, changes in the market or business environment, events that have transpired that have impacted the asset, and information from internal reporting.

Deferred tax assets and liabilities

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

Tax receivables

Value-added tax ("VAT") receivable is collectible from the government of Mexico. The collection of VAT is subject to risk due to the complex application and collection process and therefore, risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification of VAT receivable

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2022

CRITICAL ACCOUNTING ESTIMATES (continued)

Income Taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the statement of loss and comprehensive loss except to the extent it relates to items recognized directly in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss). In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There has been no adoption or recognition of accounting policies other than that are disclosed in the note 3 to the annual audited consolidated financial statements for the years ended April 30, 2022, and 2021.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's activities expose it to a variety of financial risks, which include market risk, foreign currency risk, interest rate risk, price risk, credit risk and liquidity risk. The Company's risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance.

Market risk

Market risk is the risk that changes in market prices will affect the Company's earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

Interest rate risk

Interest rate risk is the risk of losses that arise because of changes in contracted interest rates.  The Company is not exposed to significant interest rate risk.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2022

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS (continued)

Foreign currency risk

The Company incurs certain expenses in currencies other than the Canadian dollar. The Company is subject to foreign exchange risk because of fluctuations in exchange rates. The Company manages this risk by maintaining bank accounts in US dollars and Mexican pesos to pay foreign currency expenses as they arise. Receipts in foreign currencies are maintained in those currencies. The Company does not undertake currency hedging activities. The Company also does not attempt to hedge the net investment and equity of integrated foreign operations.

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. A 10% change in foreign exchange rate of CAD to MXN would increase/decrease the net and comprehensive loss for the six months ended October 31, 2022 by approximately $550,000. Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

Price risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

Credit risk

Credit risk is the risk of an unexpected loss if a counterparty or third party to a financial instrument fails to meet its contractual obligations. To reduce credit risk, cash and cash equivalents are on deposit at major financial institutions.  The Company is not aware of any counterparty risk that could have an impact on the fair value of the cash and cash equivalents.

The carrying value of the financial assets represents the maximum credit exposure. The Company minimizes credit risk by reviewing the credit risk of the counterparties to its arrangements prior to entering into such agreements.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements on an ongoing basis, including exploration plans. The Company attempts to ensure that there are sufficient funds to meet its short-term business requirements, considering its anticipated cash flows from operations and holdings of cash and cash equivalents.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2022

OTHER REQUIREMENTS

Risks Factors and Uncertainties

Information on risks associated with investing in the Company's securities is contained in the most recently filed AIF.

Overview

The Company is subject to many risks that may affect future operations over which the Company has little control. These risks include, but are not limited to, intense competition in the resource industry, market conditions and the Company's ability to access new sources of capital, mineral property title, results from property exploration and development activities, and currency fluctuations. The Company has a history of recurring losses and there is no expectation that this situation will change in the foreseeable future.

Competition

Other exploration companies, including those with greater financial resources than the Company, could adopt or may have adopted the same business strategies and thereby compete directly with the Company, or may seek to acquire and develop mineral claims in areas targeted by the Company. While the risk of direct competition may be mitigated by the Company's experience and technical capabilities, there can be no assurance that competition will not increase or that the Company will be able to compete successfully.

Access to Capital

The exploration and subsequent development of mineral properties is capital intensive. Should it not be possible to raise additional equity funds when required, the Company may not be able to continue to fund its operations which would have a material adverse effect on the Company's potential profitability and ability to continue as a going concern. At present, the Company has cash resources to fund planned exploration for the next twelve months. Timing of additional equity funding will depend on market conditions as well as exploration requirements.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. These conditions may persist for an indeterminate period of time.

Foreign Operations and Political Risk

The Company's mineral properties are in Canada, Mexico, and the United States. In foreign jurisdictions, mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws, and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect its business, or if significant enough, may make it impossible to continue to operate in certain countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and exploration health and safety. These risks are not unique to foreign jurisdictions and apply equally to the property interest in Canada.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2022

OTHER REQUIREMENTS (continued)

Risks Factors and Uncertainties (continued)

Mineral Property Tenure and Permits

The Company has completed a review of its mineral property titles and believes that all requirements have been met to ensure continued access and tenure for these titles. However, ongoing requirements are complex and constantly changing so there is no assurance that these titles will remain valid. The operations of the Company will require consents, approvals, licenses and/or permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary consents, approvals, licenses and permits that may be required to carry out exploration, development, and production operations at its projects.

Although the Company acquired the rights to some or all the resources in the ground subject to the tenures that it acquired, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable laws usually provide for rights of access to the surface for the purpose of carrying on exploration activities, however, the enforcement of such rights can be costly and time consuming. It is necessary, as a practical matter, to negotiate surface access.

There can be no guarantee that, despite having the right at law to access the surface and carry-on exploration activities, the Company will be able to negotiate a satisfactory agreement with existing landowners for such access, and therefore it may be unable to carry out exploration activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdictions.

Reclamation

There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations. Therefore, additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of any mineral project of the Company to cover potential risks. These additional costs may have a material adverse effect on the Company's business, financial condition, and results of operations.

Environmental Restrictions

The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers, and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2022

OTHER REQUIREMENTS (continued)

Risks Factors and Uncertainties (continued)

Title Matters

Although the Company has taken steps to verify the title to the mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest). Title to mineral properties may be subject to unregistered prior agreements or transfers and may also be affected by undetected defects or the rights of indigenous peoples. The Company has investigated title to all its mineral properties and, to the best of its knowledge, title to all of its properties for which titles have been issued are in good standing.

Exploration and Mining Risks

Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

Speculative Nature of Mineral Exploration and Development

The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. There is no assurance that commercial quantities of ore will be discovered on any of the Company's properties. Even if commercial quantities of ore are discovered, there is no assurance that the mineral property will be brought into production. Whether a mineral deposit will be commercially viable depends on several factors, including the attributes of the deposit, such as its size, grade, metallurgy, and proximity to infrastructure; commodity prices, which have fluctuated widely in recent years; and government regulations, including those relating to taxes, royalties, land tenure, land use, aboriginal rights, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, and the Company's business may be adversely affected by its inability to advance projects to commercial production.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2022

OTHER REQUIREMENTS (continued)

Risks Factors and Uncertainties (continued)

Uninsured or Uninsurable Risks

The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's evaluation of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and operating activities.

Commodity Prices

The prices of gold, silver, copper, lead, zinc, moly, and other minerals have fluctuated widely in recent years and are affected by several factors beyond the Company's control, including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, consumption patterns, and speculative activities and increased production due to improved exploration and production methods. Fluctuations in commodity prices will influence the willingness of investors to fund mining and exploration companies and the willingness of companies to participate in joint ventures with the Company and the level of their financial commitment. The supply of commodities is affected by various factors, including political events, economic conditions, and production costs in major producing regions. There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Increased Costs

Management anticipates that costs at the Company's projects will frequently be subject to variation from one year to the next due to several factors, such as the results of ongoing exploration activities (positive or negative), changes in mineralisation encountered, and revisions to exploration programs, if any, in response to the foregoing. Increases in the prices of such commodities or a scarcity of consultants or drilling contractors could render the costs of exploration programs to increase significantly over those budgeted. A material increase in costs for any significant exploration programs could have a significant effect on the Company's operating funds and ability to continue its planned exploration programs.

Conflicts of Interest

Certain directors and officers of the Company also serve as directors, officers and advisors of other companies involved in natural resource exploration and development. To the extent that such companies may participate in ventures with the Company, such directors and officers may have conflicts of interest in negotiating and concluding the terms of such ventures. Such other companies may also compete with the Company for the acquisition of mineral property rights. In the event that any such conflict of interest arises, the Company's policy is that such director or officer will disclose the conflict to the board of directors and, if the conflict involves a director, such director will abstain from voting on the matter. In accordance with the Business Corporations Act (BC), the directors and officers of the Company are required to act honestly and in good faith with a view to the best interests of the Company.

Dependence Upon Others and Key Personnel

The success of the Company's operations will depend upon numerous factors including its ability to attract and retain additional key personnel in exploration, marketing, joint venture operations and finance. This will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees. There can be no assurance that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities. This is especially true as the competition for qualified geological, technical personnel and consultants can be particularly intense.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2022

OTHER REQUIREMENTS (continued)

Risks Factors and Uncertainties (continued)

Government Regulation

The Company operates in an industry which is governed by numerous regulations, including but not limited to, environmental regulations as well as occupational health and safety regulations. Most of the Company's mineral properties are subject to government reporting regulations. The Company believes that it is in full compliance with all regulations and requirements related to mineral property interest claims. However, it is possible that regulations or tenure requirements could be changed by the respective governments resulting in additional costs or barriers to development of the properties. This would adversely affect the value of properties and the Company's ability to hold onto them without incurring significant additional costs. It is also possible that the Company could be in violation of, or non-compliant with, regulations it is not aware of.

Effects of COVID-19

COVID-19 (the coronavirus) has threatened a slowdown in the global economy as well as caused volatility in the global financial markets. While the full impact of COVID-19 on the global economy is uncertain, the rapid spread of COVID-19 may have an adverse effect on the Company's financial position. The extent to which COVID-19 may impact the Company's business will depend on future developments such as the geographic spread of the disease, the duration of the outbreak, travel restrictions, physical distancing, business closures or business disruptions and the effectiveness of actions taken in Canada and other countries to contain and treat the disease. Although it is not possible to reliably estimate the length or severity of these developments and their financial impact as of the date of approval of these consolidated financial statements, continuation of the prevailing conditions could have a significant adverse impact on the Company's financial position and results of operations for future periods.

Military Conflict in Ukraine

The military conflict in Ukraine could lead to heightened volatility in the global financial markets, increased inflation, and turbulence in mining markets. More recently, in response to Russian military actions in Ukraine, several countries (including Canada, the United States and certain allies) have imposed economic sanctions and export control measures, and may impose additional sanctions or export control measures in the future, which have and could in the future result in, among other things, severe or complete restrictions on exports and other commerce and business dealings involving Russia, certain regions of Ukraine, and/or particular entities and individuals. While the Company does not have any direct exposure or connection to Russia or Ukraine, as the military conflict is a rapidly developing situation, it is uncertain as to how such events and any related economic sanctions could impact the global economy. Any negative developments in respect thereof could have an adverse effect on the Company's business, operations, financial condition, and the value of the Company's securities.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.  Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may change.  There were no changes in our internal controls over financial reporting during the six months period ended October 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2022

ADDITIONAL DISCLOSURE FOR ISSUERS WITHOUT SIGNIFICANT REVENUE

The significant components of general and administrative expenditures are presented in the consolidated financial statements. Significant components of mineral property expenditures are included in Section Results of Operations.

Outstanding Share Data

As of the date of this MD&A, the Company had 178,680,802 issued and outstanding common shares. In addition, the Company has 14,959,222 options outstanding that are expiring through February 27, 2029, and 29,446,608 warrants outstanding that are expiring through November 15, 2024. Details of issued share capital are included in Note 7 and Note 12 of the consolidated financial statements for the six months ended October 31, 2022.

OTHER INFORMATION

All technical reports on material properties, press releases and material change reports are filed on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

Certain information, estimates and projections contained herein, and the documents incorporated by reference herein, if any, constitute forward-looking statements regarding the Company, its operations and projects, including, but not limited to, the Panuco-Copala Property (as defined herein). All statements that are not historical facts, involving without limitation, statements regarding future projections, plans and objectives, securing strategic partners and financing requirements and the ability to fund future mine development are forward-looking statements, or forward-looking information. Forward-looking information and statements involve risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such information or statements. Such risk factors and uncertainties include, but are in no way limited to, statements with respect to the effect and estimated timeline of the drilling and assay results of the Company, the estimation of mineral reserves and mineral resources, the timing and amount of estimated future exploration, costs of exploration, capital expenditures, success of exploration activities, permitting time lines and permitting, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, fluctuations in mineral prices, uncertainties and other factors relating to public health crises, including the evolving COVID-19 coronavirus ("COVID-19"), volatility in the global financial markets, increased inflation, and turbulence in mining markets resulting from the invasion of Ukraine by Russia, and other risk factors, as discussed in the Company's filings with Canadian securities regulatory agencies including the documents incorporated by reference herein.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2022

Generally, forward-looking information can be identified by the use of forward-looking terminology such  as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts",  "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be  achieved". Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company disclaims any obligation to update any forward-looking statements or information, other than as may be specifically required by applicable securities laws and regulations.